Exhibit 99.1

Puxin Limited Announces Change to American Depositary Share Ratio and Reports Receipt of NYSE Non-Compliance Notice Regarding Continued Listing Standards

BEIJING, January 21, 2022 – Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), today announced that it will change the ratio of its American depositary shares (“ADSs”) representing its ordinary shares from one (1) ADS representing two (2) ordinary shares to one (1) ADS representing twenty (20) ordinary shares.

For Puxin’s ADS holders, the change in the ADS ratio will have the same effect as a one-for-ten reverse ADS split. There will be no change to the Company’s underlying ordinary shares, and no ordinary shares will be issued or cancelled in connection with the change in ADS ratio. The Company will file a post-effective amendment to its registration statement on Form F-6 with the United States Securities and Exchange Commission (“SEC”) to reflect the change in the ADS ratio. The effect of the ratio change on the ADS trading price on the New York Stock Exchange (the “NYSE”) is expected to take place on or about February 1, 2022 (U.S. Eastern Time).

Each ADS holder of record at the close of business on the date when the change in ratio is effective will be required to surrender their ADSs to the Company’s depositary bank, Deutsche Bank Trust Company Americas, for cancellation and exchange in the ratio of every ten (10) existing ADSs for one (1) new ADS. Puxin’s ADSs will continue to be traded on the NYSE under the symbol “NEW”.

No fractional new ADSs will be issued in connection with the change in the ADS ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank.

The purpose of the ADS ratio change is to increase the Company’s ADS price to be in compliance with the NYSE’s trading price requirements. As a result of the change in the ADS ratio, the ADS price is expected to increase proportionally, although the Company can give no assurance that the ADS price after the change in the ADS ratio will be equal to or greater than ten times the ADS price before the change or that the Company will be able to satisfy the NYSE’s trading price or other continued listing requirements.

Receipt of NYSE Non-Compliance Notice Regarding Continued Listing Standards

The Company has received written notice from the New York Stock Exchange (the “NYSE”) that the Company is not in compliance with the continued listing standards set forth in Section 802.01B of the NYSE Listed Company Manual because its average market capitalization has been less than $50 million over a consecutive 30 trading-day period, and at the same time its last reported stockholders’ equity was below $50 million.

In accordance with NYSE procedures, the Company has 90 days from its receipt of the Notice to submit a business plan to the NYSE demonstrating how it intends to regain compliance with the NYSE’s continued listing standards within 18 months of the date of the Notice. The Company intends to develop and submit a business plan within 90 days of receipt of the Notice that demonstrates its ability to regain compliance with the NYSE’s continued listing standards within the required timeframe. The NYSE will then review the business plan for final disposition.

In the event the NYSE accepts the plan, the Company will be subject to semi-annual monitoring for compliance with the business plan. In the event the NYSE does not accept the business plan, the Company will be subject to delisting procedures and suspension.

The Notice has no immediate impact on the listing of the Company’s ADSs, which will continue to trade on the NYSE.

Notwithstanding the foregoing, the NYSE will promptly initiate suspension and delisting procedures with respect to a company that is determined to have average global market capitalization over a consecutive 30 trading-day period of less than $15 million.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding the Company’s ADS ratio change, future trading price, the Company’s plan to address NYSE continued listing requirements, its ability to regain compliance with NYSE requirements and continued the listing of the ADSs on the NYSE.

These forward-looking statements can be identified by terminology such as “will,” “may,” “would,” “expect,” “anticipate,” “future,” “intend,” “aim,” “plan,” “believe,” “estimate,” “predict,” “project,” “continue,” “confident” and similar statements. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria; the NYSE’s acceptance of the Company’s business plan; litigation and negative publicity surroundings China-based companies listed in the U.S.; and the duration of the COVID-19 outbreak, including the emergence of COVID variants, and its potential impact on the Company’s business and financial performance; its goals and strategies; its ability to achieve and maintain profitability; its ability to attract and retain students to enroll in its courses; its ability to effectively manage its business expansion and successfully integrate businesses it acquired; its ability to identify or pursue targets for acquisitions; its ability to compete effectively against its competitors; its ability to improve the content of its existing courses or to develop new courses; and relevant government policies and regulations relating to the Company’s corporate structure, operations, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About Puxin Limited

Puxin Limited (NYSE: NEW) is a private educational services provider in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers quality educational services to students, and has developed online and mobile applications to enhance students’ learning experience. For more information, please visit http://www.pxjy.com/.

Contacts

Puxin Limited

Investor Relations

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

ICA Investor Relations (Asia) Limited

Mr. Kevin Yang

Phone: +86-21-8028-6033

E-mail: puxin@icaasia.com

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